SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. _________)*

E-COMPASS ACQUISITION CORP.

(Name of Issuer)

Ordinary Shares, $0.0001 par value

(Title of Class of Securities)

G2920Y 101

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G2920Y 101	13G	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Richard Xu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

The United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 510,000 Shares
	6	SHARED VOTING POWER 0 Shares
	7	SOLE DISPOSITIVE POWER 510,000 Shares
	8	SHARED DISPOSITIVE POWER 0 Shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

510,000 Shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.6%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No. G2920Y 101	13G	Page 3 of 6 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Lodestar Investment Holdings 1 LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

New Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 510,000 Shares
	6	SHARED VOTING POWER 0 Shares
	7	SOLE DISPOSITIVE POWER 510,000 Shares
	8	SHARED DISPOSITIVE POWER 0 Shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

510,000 Shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.6%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No. G2920Y 101	13G	Page 4 of 6 Pages

Item 1(a).	Name of Issuer:

E-Compass Acquisition Corp. (the “Company”)

Item 1(b.)	Address of Issuer’s Principal Executive Offices:

The Company's principal executive offices are located at 6F/Tower, 2 West Prosper Centre, No. 5, Guanghua Road, Chaoyang District, Bejiing, 10020, P.R China.

Item 2(a).	Name of Persons Filing:

Richard Xu and Lodestar Investment Holdings 1 LLC

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The business address of each of Mr. Xu and Lodestar Investment Holdings 1 LLC is 31 River Court, Suite 3507, Jersey City, NJ 07310.

Item 2(c).	Citizenship:

Mr. Xu is a citizen of the United States of America. Lodestar Investment Holdings 1 LLC is a New Jersey limited liability company

Item 2(d).	Title of Class of Securities:

Ordinary Shares, par value $.0001 per share.

Item 2(e).	CUSIP Number:

G2920Y 101

Item 3.	If This Statement is Filed Pursuant to Rules 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act;
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G)
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No. G2920Y 101	13G	Page 5 of 6 Pages

Item 4.	Ownership

The percentages used herein are calculated based upon the 5,310,000 Shares outstanding as stated in the Company’s quarterly report on form 10-Q filed on November 5, 2015.

(a)	Amount beneficially owned:

Lodestar Investment Holdings 1 LLC beneficially owns 510,000 ordinary shares. Mr. Xu is the sole owner of Lodestar Investment Holdings 1 LLC, and as such, controls the voting and disposition of such shares. Accordingly, Mr. Xu is deemed to have beneficial ownership of shares held by Lodestar Investment Holdings 1 LLC.

(b)	Percent of Class:

9.6%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

510,000 ordinary shares

(ii)	Shared power to vote or to direct the vote:

0 ordinary shares

(iii)	Sole power to dispose or to direct the disposition of:

510,000 ordinary shares

(iv)	Shared power to dispose or to direct the disposition of:

0 ordinary shares

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

Not Applicable.

CUSIP No. G2920Y 101	13G	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2016

/s/ Richard Xu
Richard Xu

LODESTAR INVESTMENT HOLDINGS 1 LLC

/s/ Richard Xu
Name: Richard Xu
Title: Director

Exhibit 1

JOINT FILING AGREEMENT

The undersigned hereby agree that this Schedule 13G (as so amended, the “Schedule 13G”) with respect to the ordinary shares of E-Compass Acquisition Corp. is, and any additional amendment thereto signed by each of the undersigned shall be, filed on behalf of each undersigned pursuant to and in accordance with the provisions of 13d-1(k) under the Securities Exchange Act of 1934, as amended, and that all subsequent amendments to the Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that it knows or has reason to believe that such information is inaccurate.

Dated February 16, 2016

/s/ Richard Xu
Richard Xu

LODESTAR INVESTMENT HOLDINGS 1 LLC

/s/ Richard Xu
Name: Richard Xu
Title: Director